SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. – PETROBRAS
Public Company

PRESS RELEASE

CLARIFICATIONS WITH RESPECT TO THE DISCOVERY OF OIL IN SERGIPE

(Rio de Janeiro, March 13, 2003) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS, [BOVESPA: PETR3/PETR4, NYSE: PBR/PBRA, LATIBEX: XPBR/XPBRA], Brazil’s biggest oil & gas, petrochemicals and energy company is making the following public announcement: with respect to recent news of the discovery of oil in the Sergipe-Alagoas basin:

1)     Under the legislation in force Petrobras is required to give the ANP 20 days’ prior notice of the drilling of any well for oil prospecting purposes and, since last year, the ANP has required a summary of the drilling expectations to be attached to the Notification of Well Drilling (NPP), stating the Company’s assessment of the probability of success and its expectations as to the volume of oil to be found in the area. It must be underlined that this information is sent to the ANP before the well is drilled.

2)     On November 11, 2002, Petrobras sent to the ANP the NPP for well 1-SES-147, the first to be drilled in the area of the Sergipe-Alagoas basin. The prospect summary which accompanied the notification states that Petrobras intended to test two exploration objectives at different depths. Taken together, these two intervals were expected to produce a discovery of oil “in place” of 300 million m3 (approximately 1.9 billion barrels) of oil. Based on this volume, a minimum reserve of the order of 60 million m3 (370 million barrels) of oil was projected as a geological possibility. It must be explained that, on average, only 20 to 30% of the volume of oil “in place” is confirmed as a reserve, in other words capable of being extracted.

3)     During the drilling of the wildcat well, however, it was found that only the upper interval showed the presence of oil (whose volume is still being estimated). The deeper drilling showed no oil in that interval and disappointed the initial expectations of the volume of oil “in place”, drastically reducing initial estimates. Information on the result of the drilling was officially communicated to the ANP on January 14 of this year.

4)     On January 17, 2003, ANP was notified of the second drilling in the area, in an adjacent geological structure (4-SES-149), with the respective evaluations of the probability and expectation of the volume of oil “in place”. This second well - in which oil was found to be present - is at the final stage of drilling. The volumes discovered are still being estimated. This discovery was notified to the ANP on March 6, 2003, and received by the agency on March 10.

5)     The ANP advised the press of this discovery in a confused and erroneous manner, mixing information with respect to the initial expectations of the first drilling - estimates made before the well was even drilled - with more concrete data sent to the agency giving the results of drilling the second well.

6)     In its press release ANP gave an incorrect interpretation of the available data, referring to potential volumes “in place” as if they were oil reserves available for production. Furthermore, drilling did not confirm the initial expectations of the volume of oil “in place”.

7)     As in the case of previous discoveries, Petrobras followed its normal practice and made no public announcement because evaluations of the volume of oil capable of being exploited and the reserve’s commercial quality are not yet concluded.

Rio de Janeiro, March 13, 2003.
PETRÓLEO BRASILEIRO S.A. – PETROBRAS

José Sergio Gabrielli de Azevedo
CFO and Investor Relations Director

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.